As filed with the Securities and Exchange Commission on March 17, 2005

Registration No. 333-            .

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VendingData Corporation

(Exact name of registrant as specified in its charter)

Nevada	91-169010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6830 Spencer Street, Las Vegas, Nevada 89119, (702) 733-7195

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas H. Caszatt, Acting Chief Financial Officer, Secretary and Controller

6830 Spencer Street

Las Vegas, Nevada 89119

(702) 733-7195

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Bonner and Robert C. Kim

Kummer Kaempfer Bonner & Renshaw

3800 Howard Hughes Parkway, 7th Floor

Las Vegas, Nevada 89109

(702) 792-7000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common stock, $.001 par value	3,636,353	$2.00	$7,272,706	$856

[1]	Calculated pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low prices for such shares of the registrant’s common stock on March 9, 2005, as reported on the American Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine. The information in this prospectus is not complete and may be changed without notice. The Selling Stockholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to buy nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is unlawful.

The information in this prospectus is not complete and may be changed without notice. The selling stockholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to sell nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                      , 2005

PROSPECTUS

3,636,353 Shares of Common Stock

This prospectus relates to an offering of an aggregate of 3,636,353 shares of our common stock that may be offered for sale for the account of the Selling Stockholders identified in this prospectus. The shares of common stock represent the shares issuable upon the exercise of a one-time right to convert up to 50% of the outstanding principal of senior secured convertible notes in the original aggregate principal amount of $12,000,000 at a conversion price of $1.65 per share. See “Selling Stockholders” beginning on page 12 for a detailed discussion of the Selling Stockholders.

The Selling Stockholders may offer and sell, from time to time, all or any portion of their shares of common stock in private, negotiated transactions, or in one or more transactions on the American Stock Exchange, or AMEX. Each Selling Stockholder will determine the prices at which the shares are sold. Although we will incur expenses in connection with this registration, we will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders.

On February 28, 2005, 17,199,558 shares of common stock were outstanding. Since May 4, 2004, our common stock has traded on AMEX under the symbol “VNX.” The closing price for our common stock on AMEX was $1.93 on March 15, 2005. There can be no assurance that a public market for our common stock will be maintained.

This investment involves substantial risk. See “ Risk Factors” beginning on page 7 for a discussion of certain material factors that you should consider in connection with an investment in our common stock.

Neither the Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board nor any other gaming authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005

SUMMARY

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or specifically incorporated by reference into this prospectus, including the section entitled “Risk Factors” beginning on page 7 before making an investment decision. The terms “we,” “our,” “us” and “VendingData” as used in this prospectus refer to VendingData Corporation unless the context otherwise requires.

No dealer, sales person or other individual has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date of this prospectus.

We maintain our principal offices at 6830 Spencer Street, Las Vegas, Nevada 89119. Our telephone number and facsimile number are (702) 733-7195 and (702) 733-7197, respectively.

ABOUT VENDINGDATA CORPORATION

We were originally incorporated in the State of Washington on September 21, 1995, and reincorporated through a merger in Nevada on March 4, 1999. In March 2000, we amended our articles of incorporation to change our corporate name from “Casinovations Incorporated” to “CVI Technology, Inc.” In June 2000, we again amended our articles of incorporation to change our name from “CVI Technology, Inc.” to “VendingData Corporation.”

We develop, manufacture, sell and lease products for the gaming industry that are intended to increase our customers’ security, productivity and profitability. Our products are categorized as casino revenue control system products or table game support products.

Casino Revenue Control System Products—SecureDrop® System

Our casino revenue control system, or the SecureDrop® System, enables gaming operators to more efficiently and securely track paper currency and coins from the time they are deposited in slot machines or handed to dealers at table games on the casino floor through the time the paper currency and coins are delivered to the “count room,” the location where all gaming proceeds from table games, slot machines and various other games are collected and counted by the casino operator. The products that comprise our SecureDrop® System are:

•	The SecureDrop® Soft Count Module, a bill (paper currency) canister identification system that enables gaming operators to electronically track, secure and identify all bill canisters on the casino floor and in the count room.

•	The SecureDrop® Hard Count Module, a coin (hard currency) bucket identification system that enables gaming operators to electronically track, secure and identify all slot machine coin buckets on the casino floor and in the count room.

The SecureDrop® Soft Count Module enables gaming operators to electronically track, secure and identify all bill canisters on the casino floor and in the count room. The SecureDrop® time stamp system deters canister switching, theft and loss by recording all phases of the soft drop process, accounting for the bill canister’s removal from the gaming machine, the time the bill canister is in transport and the time of the bill canister’s arrival in the casino’s soft count room. Through the SecureDrop® database system, all bill canisters can be identified, tracked and accounted for with a high degree of security.

The SecureDrop® Hard Count Module provides a bucket identification system that enables gaming operators to electronically track and identify all buckets and slot machines, secure the coins immediately and we believe, in essence, brings the hard count room to the casino’s slot floor. The heart of the SecureDrop® Hard Count Module is the electronic bucket featuring the patented SecureDrop® identification technology. The smart bucket works with enhanced controls inside the slot machine to record the ID number and meter readings of the slot machine. Specially designed SecureDrop® multi-bin coin vaults are used to secure the coins on the casino’s slot floor.

The SecureDrop® time stamp system helps to deter theft and loss by recording all phases of the drop process. After the buckets are weighed, that data gathered and the coins secured, the cleared buckets can be returned to any slot machine. Any coin variance is immediately identified, and steps can be taken to correct the problem. When used with the SecureDrop® mobile command center, the SecureDrop® Hard Count Module allows operators to utilize a single-bucket drop system. Using the comprehensive SecureDrop® database system, all drop buckets can be identified, tracked and accounted for with a high degree of security.

As of February 28, 2005, we have installed an aggregate of 8,087 units of the SecureDrop® Soft Count Module at seven casino properties, including Caesars Palace in Las Vegas, Nevada, the Flamingo in Las Vegas, Bally’s Hotel and Casino in Las Vegas, O’Shea’s in Las Vegas, Paris Hotel and Casino in Las Vegas, Caesars Tahoe in Lake Tahoe, Nevada and the Paradise Casino in Yuma, Arizona. With the exception of the Paradise Casino, all of the casino properties are owned by Caesars Entertainment, Inc. (formerly Park Place Entertainment Corporation).

Table Game Support Products

Our table game support products are:

•	The Deck Checker™, a card security device that scans decks of playing cards to ensure an accurate count and verifies that all of the cards are present.

•	The Random Ejection Shuffler™, a shuffling device that is capable of shuffling between one and eight decks of cards.

•	The Continuous Random Ejection Shuffler, a shuffling device that continuously shuffles and recycles the same group of between one and eight decks of cards.

•	The PokerOne™ Shuffler, a high-speed card-shuffler designed for use with single deck poker variation games.

•	The Random Plus™ Shuffler, an updated version of the Random Ejection Shuffler™ and the Continuous Random Ejection Shuffler, that is currently under development and will offer additional features such as the switch in power from alternating current, or AC, to direct current, or DC, conversion to an external power supply, redesign of the cabinet, and the addition of an external lever to adjust the shuffler for card thickness.

The Deck Checker™ specifically scans playing cards to ensure an accurate count and verifies whether all of the cards in a deck of cards are present. This product confirms the integrity of each card and will reject any non-conforming cards. The Deck Checker™ has multiple uses and can be used in the back of the house (casino support departments) to reduce labor costs by expediting the verification process of used cards, or it can be used in the front of the house (the casino floor) to ensure that all table games open with complete and accurate decks, reducing the amount of time it takes to open a table game, thereby increasing productivity. The Deck Checker™ can scan from one deck to up to eight decks at a time, can scan each deck in less than 15 seconds, is programmed for all standard playing cards, accommodates plastic, paper and plastic coated playing cards and is programmed with many standard card games.

The Random Ejection Shuffler™ is a batch shuffler that is capable of shuffling between one and eight decks of cards. The patented technology used in the Random Ejection Shuffler™ is designed to produce an independent card selection in that any card may be ejected from the card tray at any time and restacked in an unpredictable manner. While most shuffling machines repeat the same mechanical action, each shuffle in the Random Ejection Shuffler™ is random. In the batch mode, the Random Ejection Shuffler™ can shuffle six decks of cards in approximately three minutes and, due to the speed of the shuffler, neutralize card counting.

In contrast, the Continuous Random Ejection Shuffler continuously recycles the same group of cards. After each play, the cards are returned to the shuffler, and a new batch is used for play. The Continuous Random Ejection Shuffler provides operator security by neutralizing card counters and locaters, while increasing player satisfaction derived from a hand-held game. The cards may also be loaded and dealt from a traditional card-dealing shoe.

The PokerOne™ shuffler is designed for use with single deck poker variation games. The cycle time with the PokerOne™ shuffler is less than ten seconds. The PokerOne™ shuffler uses our patented Random Ejection™ technology to ensure a true, mathematically random shuffle. This technology restacks the cards in an unpredictable manner in an attempt to negate the advantages achieved by expert players. As discussed elsewhere herein, our ability to sell this product in the United States is currently in litigation.

In addition to the foregoing, we are developing a new version of the Random Ejection Shuffler™ and the Continuous Random Ejection Shuffler, referred to as the RandomPlus™ Shuffler, which will include additional features, such as the switch in power from alternating current, or AC, to direct current, or DC, conversion to an external power supply, redesign of the cabinet, and the addition of an external lever to adjust the shuffler for card thickness. We anticipate conducting field trials of the RandomPlus™ Shuffler in North America in the first quarter of 2005.

Business Strategy

Since our transition from a development stage company in 2000, we have continued to focus on efforts designed to increase revenues and margins. The expansion and deployment of our existing SecureDrop® System and the further development and deployment of our table game support products, such as the Deck Checker™, permit us to offer products with limited competition. In addition, we have attempted to expand into international gaming markets through our distributor agreement with TCSJohnHuxley, a U.K. based worldwide distributor of products to the gaming industry. Further, in our attempt to control costs and increase gross margins on our products, we have relocated most of our component manufacturing, sub-assembly, storage and Asian sales operations facility for all our products to Xiaolan Town in Zhongshan City, China. As of February 28, 2005, we have relocated the manufacturing and sub-assembly of approximately 90% of the components of the SecureDrop® System and our shufflers to China.

RECENT DEVELOPMENTS

Private Placements of 10% Senior Secured Convertible Notes

In February 2005, we conducted a private placement of up to $10,000,000 in 10% senior secured convertible notes due February 2008, or the February Senior Notes. Through this private placement, on February 15, 2005, we issued an aggregate of $7,775,000 in February Senior Notes in return for gross cash proceeds of $4,525,000 and the exchange of previously issued notes in the aggregate principal amount of $3,250,000. Subsequently upon the satisfaction of certain closing conditions, we closed on previously committed funds and issued additional February Notes in the aggregate principal amount of $2,225,000. In March 2005, we conducted a subsequent private placement of up to $2,000,000 in 10% senior secured convertible notes due March 2008, or the March Senior Notes. Through these private placements, we issued February Senior Notes in the aggregate principal amount of $10,000,000 and issued March Senior Notes in the aggregate principal amount of $2,000,000 on a pari passu basis with the February Senior Notes.

The February Senior Notes and the March Senior Notes, together the Senior Notes, are secured by a first priority security interest in our assets. In terms of payments, the February Senior Notes require semi-annual payments of interest only on August 1 and February 1 of each year, with the principal and any unpaid interest due in February 2008. The March Senior Notes require semi-annual payments of interest only on September 1 and March 1 of each year, with the principal and any unpaid interest due in March 2008. Although we may prepay the Senior Notes, we are required to provide payment equal to 105% of the applicable principal balance if prepaid during the first year and 103% of the applicable principal balance if prepaid during the second year. Holders of the Senior Notes have a one-time right to convert up to 50% of the then outstanding principal of the Senior Notes into shares of our common stock at a conversion price of $1.65 per share. We also granted to holders of the Senior Notes registration rights for the underlying shares of common stock and price protections if we issue common stock at a price less than $1.65 per share or securities convertible into or exchangeable or exercisable for common stock if the total proceeds we would receive for the issuance of both such securities and the underlying common stock are less than $1.65 per share of common stock.

Through the private placements of the Senior Notes, we exchanged previously issued notes in the aggregate principal amount of $3,250,000 and received $2,000,000 in gross proceeds. The remaining proceeds of $6,750,000 were held in escrow to be released as follows upon the satisfaction of certain conditions:

•	One-third upon the execution of a distributor agreement with TCSJohnHuxley or an affiliate thereof and the sale and service outside the United States of one hundred (100) units of our RandomPlus™ shuffler and our PokerOne™ shuffler, where such events must occur no later than June 30, 2005;

•	One-third upon the hiring of a North American manager of operations or a chief operating officer, where such person shall be hired no later than June 30, 2005; and

•	One-third upon the approval of our RandomPlus™ shuffler by Gaming Laboratories International and the Nevada State Gaming Control Board and the placement of one hundred (100) units of our RandomPlus™ shuffler in North America, where such approvals and shuffler placement must occur no later than June 30, 2005.

Through the appointment of Mark Newburg to our board of directors as executive director on March 11, 2005, we satisfied the second condition listed above. Accordingly, we have access to an additional $2,250,000 with $4,500,000 remaining in escrow.

If we fail to meet any of the conditions, we will return the relevant portion of the escrowed proceeds, without interest, within 30 days of June 30, 2005.

In order to issue the March Senior Notes on a pari passu basis with the February Senior Notes, the holders of the Senior Notes entered into an Intercreditor Agreement, an Amended and Restated Security Agreement and an Amended and Restated Collateral Agent Agreement. In addition, the holders of the Senior Notes appointed Premier Trust, Inc. to act as their collateral agent and, among other things, exercise any remedies given to the collateral agent that the collateral agent deems necessary or proper for the administration of the collateral pursuant to the Amended and Restated Security Agreement.

For additional information with respect to the terms and conditions of the February Senior Notes and the March Senior Notes, please see our Current Reports on Form 8-K dated February 9, 2005 and March 14, 2005, respectively.

Stay of Preliminary Injunction in Shuffle Master Litigation

On March 3, 2005, to the United States Court of Appeals for the Federal Circuit stayed the preliminary injunction granted by the United States District Court, District of Nevada (Case No. CV-S-04-1373-JCM-LRL), pending the disposition of our appeal. The ruling was in response to our appeal to the United States Court of Appeals for the Federal Circuit of the preliminary injunction issued by the United States District Court that prohibited us from selling our PokerOne™ shuffler during the pendency of the action brought by Shuffle Master, Inc. In its order, the Court of Appeals stated that “VendingData has shown the requisite likelihood of success to obtain a stay of the injunction, pending appeal” and that “VendingData has shown that in the circumstances of this case the district court likely erred in entering a preliminary injunction without providing any analysis of the disputed claim language.”

Appointment to Board of Directors

On March 11, 2005, we appointed Mark Newburg to our board of directors as an executive director. Mr. Newburg, whose career spans over 30 years, is a skilled global executive with experience in the gaming industry, as well as in executive positions in Fortune 100 companies within the computer hardware and software, telecommunications, and consumer products industries. Previously, Mr. Newburg acted as a consultant and provided us with detailed independent analysis of our operational matters.

As of the date of this prospectus, Mr. Newburg serves as President and Chief Executive Officer of VirtGame, a provider of innovative server-based software solutions to the gaming industry, which as of February 22, 2005, agreed to be acquired by Progressive Gaming Corporation. Mr. Newburg will maintain his role with VirtGame until the acquisition is completed. It is expected that this transaction will be closed during the second quarter of 2005. Prior to VirtGame, Mr. Newburg, served as President of Aristocrat Technologies, Inc., a designer, builder and marketer of proprietary software and hardware to the gaming industries in 55 countries world-wide. He has received licenses in 130 gaming jurisdictions. Mr. Newburg also spent 21 years with NCR Corporation, with his last position as Vice President, Asia Pacific and Japan.

Equipment Lease Financing

In the fourth quarter of 2004, we entered into five Deck Checker™ equipment leases in the aggregate amount of $810,000 under our existing $3,000,000 equipment lease credit line arrangement with Central Leasing Co. of New Jersey. We received $727,500 in cash from these equipment leases. The equipment leases will be paid back over 36 months at $26,519.40 per month plus applicable taxes. At the end of the 36 months, we are required to purchase the equipment for 15% of the original lease amount. The equipment leases are secured by the underlying equipment.

THE OFFERING

Common stock offered by the Selling Stockholders:	3,636,353 shares

Use of proceeds:	We will not receive any proceeds from the sale of the shares by the Selling Stockholders.

Risk factors:	An investment in our common stock involves substantial risk. For additional information, see “Risk Factors” beginning on page 7 of this prospectus.

AMEX stock symbol:	VNX

RISK FACTORS

You should carefully consider all of the material risks of our business, including those described below, in addition to the other information contained in this prospectus before investing in any of our common stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this prospectus.

RISKS RELATED TO VENDINGDATA

Given our recurring losses and accumulated deficits, we must manage our liquidity.

Our financial statements report recurring losses and accumulated deficits. Based on presently known commitments and plans, we believe that we will be able to fund our operations and required expenditures through the fourth quarter of 2005 from cash on hand, cash flow from operations and cash from debt or equity financings or from lease financing sources. If we are unable to generate a sufficient amount of sales of our products to fund our operations, we will need to seek cash from private or public placements of debt or equity, institutional or other lending sources, to sell certain assets or to change operating plans to accommodate our liquidity issues. As result of certain restrictions on our ability to incur additional indebtedness under the Senior Notes, we may not be able to obtain other liquidity sources as may be necessary to fund our operations in the future.

We have a history of significant operating losses and anticipate continued operating losses, and we may be unable to achieve profitability.

We have a history of significant operating losses and anticipate continued operating losses for the foreseeable future. For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, we have incurred net losses of $4,903,162, $7,812,089 and $6,192,786, respectively, and our operations have used $8,841,309, $11,731,150 and $5,206,489 of cash, respectively. As of September 30, 2004, December 31, 2003 and 2002, we had accumulated deficits of $49,485,511, $44,582,347 and $36,770,258, respectively. Although not finalized as of the date of this prospectus, we will report further losses and cash flow deficits for the quarter and year ended December 31, 2004. If we are unable to generate a positive cash flow in 2005, we will be required to locate additional sources of capital. If our revenues do not increase very substantially, or if our spending levels exceed our expectations, we will not become profitable. Revenues may not grow in the future, and we may not generate sufficient revenues for profitability. If we become profitable, we may not be able to sustain profitable operations.

We may not be able to satisfy the conditions for the release of all of the proceeds from the Senior Notes that are presently held in escrow.

Pursuant to the terms of the Senior Notes, our access to $6,750,000 in proceeds is subject to the satisfaction of certain conditions as described in the section entitled “Recent Developments – Private Placements of 10% Senior Secured Convertible Notes” in the “Summary” portion of this prospectus.

If we fail to achieve one or more of the conditions by June 30, 2005, we are required to return the relevant funds to investors within 30 days. The failure to meet all of the conditions will have a negative impact on our liquidity.

Our stockholders may not approve the increase in our authorized shares, which is required to ensure a sufficient number of shares are available upon the conversion of the March Senior Notes, if at all.

As of February 28, 2005, we have 25,000,000 shares of common stock authorized and 17,199,558 shares of common stock outstanding. In addition, as of February 28, 2005, we have issued stock options to purchase 2,584,322 shares of common stock, warrants to purchase 2,137,500 shares of common stock and February Senior Notes convertible into 3,030,293 shares of common stock. Due to the shares outstanding and shares reserved as of February 28, 2005, we do not have a sufficient number of authorized shares remaining to cover the shares issuable upon the conversion of the March Senior Notes, if at all. Accordingly, our board of directors has already authorized an amendment to our articles of incorporation so as to increase our total authorized number of shares. However, since our stockholders must also approve the amendment to our articles of incorporation and although we expect our stockholders to approve said amendment, there is no guarantee of such a result. If the stockholders do not approve of the amendment, we will be in breach under the terms of the March Senior Notes.

Even if our operations do not become profitable, we will continue to be obligated to pay our management substantial salaries and benefits.

We currently compensate our executive officers and significant employees with substantial salaries and other benefits and, in the future, may pay increased salaries and benefits. We paid approximately $1,300,000 to our executive officers and key employees in 2004 and expect to pay approximately $1,300,000 to our executive officers and key employees in 2005. In June and July 2003, we extended our employment agreements for an additional five years with Mr. Blad and an additional three years with seven other key employees. We intend to continue to pay substantial salaries and benefits to Mr. Blad and certain of our other executive officers and key employees. The payment of such compensation and benefits may be a burden on us and may be a factor in limiting or preventing our profitability. Upon the expiration of those employment agreements, we may elect to continue compensating management with similar or higher salaries and other benefits. Further, due to recent operating results and liquidity issues, we may be forced to take measures that may trigger substantial severance payments to said key employees.

The demand for our products may be insufficient to generate enough revenues to sustain our operations.

If we fail to generate sufficient demand for our products and products in development, we may be unable to sustain operations or generate a return to investors. Since January 2000, our activities have been limited to analyzing and consulting with persons in the gaming industry, developing and manufacturing new products, establishing distribution networks for our products, marketing our products to the gaming industry, and commencing product sales. During such time, we have derived only limited revenues, which have been insufficient to sustain our operations. We may not generate sufficient revenue to sustain our operations. No independent organization has conducted market research providing management with independent assurance from which to estimate potential demand for our products. The overall market may not be receptive to our products, and we may not successfully compete in the target market for our products.

The market has not yet demonstrated significant acceptance of our SecureDrop® System and this product may never receive market acceptance.

We have not yet demonstrated significant market acceptance of our SecureDrop® System and may be unable to do so. We have only sold our SecureDrop® Hard Count Module to a small number of casinos. The SecureDrop® System Soft Count Module has been slow to sell outside Nevada. Even though we have sold units of the SecureDrop® System to various customers in prior periods, newer versions of SecureDrop® products were in beta tests through most of 2002. We believe that certain barriers and problems occurred that caused us to have problems breaking into the market, including a longer than expected sales cycle, product flaws that we subsequently corrected, and the resistance of gaming company customers to the implementation of unproven technologies. The commercial success of our SecureDrop® System will depend upon the degree of market acceptance of this product in the gaming community and will depend on a number of factors, including:

•	demonstration of effectiveness and reliability;

•	the prevalence and severity of any quality problems or defects in the early stage of introduction that were not anticipated in the design of this product;

•	effectiveness of our marketing and distribution capabilities;

•	ability to promptly service and repair the product; and

•	receipt of approval by respective gaming jurisdictions.

If we fail to expand our sales and leases for our SecureDrop® System, we may be unable to generate sufficient revenues to continue to operate our business.

Our revenues and receivables are concentrated among a few major customers, which means that our financial condition could deteriorate if any meaningful reduction in the level of sales to any of these customers occurs.

We are substantially dependent upon sales to a few major customers. In fiscal year 2003, Caesars Entertainment, Inc. (formerly Park Place Entertainment Corporation) accounted for more than 10% of our revenues. During the year ended December 31, 2003, approximately 17.6% of trade receivables and 13.3% of total sales were concentrated in the Nevada gaming industry among five customers under the common ownership of Caesars Entertainment, Inc. In fiscal year 2004 we were heavily dependent on our distributor, TCSJohnHuxley, or TCS, a U.K. based worldwide distributor of products to the gaming industry. During the year ended December 31, 2004, TCS accounted for 58.4% of our accounts receivable and 35.0% of revenue. Any adverse changes in the financial condition of our major customers or those customers of TCS, any loss of our major customers or those of TCS, or any meaningful reduction in the level of sales to any of these customers could have a materially adverse impact on us. Furthermore, Caesars Entertainment, Inc. will be acquired by Harrah’s Entertainment, Inc., in approximately mid-2005. We have no assurance that once acquired, Caesars Entertainment, Inc. will still purchase products from us.

The acceptance and expansion of coinless gaming may adversely affect the demand for our SecureDrop® Hard Count Module.

Certain gaming operators have tested and employed as part of their current operations certain gaming devices that have totally eliminated the use of coins or tokens, or use a combination of coins and “cashless” vouchers. The acceptance and expansion of totally coinless gaming devices may reduce the demand for the SecureDrop® Hard Count Module, which is based on coin usage, and may adversely affect our operations in the future. For example, International Game Technology has introduced the EZ-Pay™ system, which attempts to reduce operating costs and machine downtime by providing gaming operators with machines that drop coins for smaller payouts and print tickets for larger, predetermined payouts. As a result of the issuance of tickets, players are not required to wait for attendants in order to be paid larger payouts and may use their tickets at other machines equipped with the EZ-Pay™ system or similar systems. Due to positive customer response, the number of slot operations with online systems that use coinless gaming systems continues to grow.

We place our leased shufflers in casinos under short-term lease arrangements, which makes these products susceptible to replacement due to pressure from competitors, changes in economic conditions, obsolescence and declining popularity.

All of our leased shufflers are placed with customers under short-term lease arrangements, which, unlike long-term leases or permanent sales of our products, can easily be terminated by a dissatisfied customer. The manner in which such short-term leases are structured puts our shufflers at greater risk of replacement due to pressure from competitors, changes in economic conditions, obsolescence and declining popularity. Casino operators may terminate the use of our products, and we may not be able to maintain and expand the number of installed shufflers through enhancement of existing shufflers, introduction of new shufflers, customer service or otherwise.

Our ability to compete may be damaged and our revenues may be reduced if we are unable to protect our intellectual property rights adequately.

Our success depends upon maintaining the confidentiality and proprietary nature of our intellectual property rights. To protect these rights, we rely principally on a combination of:

•	contractual arrangements providing for non-disclosure and prohibitions on use;

•	patents and pending patent applications;

•	trade secret, copyright and trademark laws; and

•	certain built-in technical product features.

Patent, trade secret, copyright and trademark laws provide limited protection. The protections provided by laws governing intellectual property rights do not prevent our competitors from developing, independently, products similar or superior to our products and technologies. In addition, effective protection of copyrights, trade secrets, trademarks, and other proprietary rights may be unavailable or limited in certain foreign countries. We may be unaware of certain non-publicly available patent applications, which, if issued as patents, could relate to our services and products as currently designed or as we may modify them in the future. Legal or regulatory proceedings to enforce our patents, trademarks or copyrights could be costly, time consuming, and could divert the attention of management and technical personnel.

Adverse results in current litigation could result in substantial monetary damages and adversely impact the manufacture and sale of certain of our shuffler products.

Shuffle Master, our principal competitor in the shuffler market, has filed two lawsuits against us for patent infringement. The first suit alleges that our shufflers violate two of its patents concerning registering use of a playing card shuffler apparatus and the displaying of the use on a display. The second lawsuit alleges that our PokerOne™ Shuffler violates two of its patents concerning the card moving mechanism. Shuffle Master seeks treble damages, which, if awarded, could result in us owing it substantial sums of money, and, if large enough, could have a material adverse effect on our liquidity and our ability to conduct operations. Although we believe our position to be meritorious, litigation of this nature is a drain on our cash resources and our management’s time. Although Shuffle Master has asserted patent infringement claims and we have reasonable defenses to the same, we cannot determine whether we will prevail in these lawsuits, nor whether damages, if awarded, would significantly impact our ability to continue to manufacture and sell particular products within the United States and its territories. If we do not prevail, we will be unable to sell our shuffler products in the United States unless we change certain components used in the shufflers or obtain a license from Shuffle Master to use the playing card shuffler apparatus and the display. Similarly, we cannot determine whether Shuffle Master will assert other litigation claims based upon other patents it may currently or in the future own, nor can we determine the likely outcome of any such litigation or whether any such substantial litigation would have a material adverse effect on our business as presently conducted or as anticipated.

We believe that it is likely that our future products will be the subject of future patent litigation if the products are sold and installed in the United States and, if commenced, could subject us to continuing litigation costs and risks.

Other than the allegations made by Shuffle Master discussed above, we are not aware of any claims or basis for our current products infringing on the proprietary rights of third parties. To the extent that we introduce new products that incorporate the same or similar technology, it is likely that Shuffle Master will bring one or more claims against us seeking damages, injunctive or other equitable relief, or both. We cannot predict the outcome of any future litigation that may occur.

If our future products incorporate technology that infringes the proprietary rights of third parties and we do not secure licenses from them, we could be liable for substantial damages that would cause a material reduction in revenues and impair our prospects for achieving growth and profitability.

In furtherance of the development of our services or products, we may need to acquire licenses for intellectual property to avoid infringement of third party rights or claims of infringement. These licenses may not be available on commercially reasonable terms, if at all. Claims for infringement, if made, could damage our business prospects, our results of operations and financial condition, whether or not the claims have merit, by:

•	consuming substantial time and financial resources required to defend against them;

•	diverting the attention of management from growing our business and managing operations;

•	resulting in costly litigation; and

•	disrupting product sales and shipments.

If any third party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude the infringing technology. As a result, we would incur substantial costs and delays in product development, sales and shipments, our revenues may decline substantially and we may not be able to achieve the growth required for us to achieve profitability.

Our failure to compete successfully against innovative competitors or new entrants could adversely impact our ability to sell our products and generate revenues.

Our market is characterized by changing technology, periodic product obsolescence and continuous protection of proprietary technology. Our success will depend upon our ability to sell our current products, and to develop successor systems. We will need to introduce new products and features in a timely manner to meet evolving customer requirements. We may not succeed in these efforts. Even if we succeed, products or technologies developed by others may render our products or technologies noncompetitive or obsolete, which would impair our ability to sell our products and reduce our revenue.

Scrutiny and attempts by third parties to compromise our products’ security, if successful, could injure product demand and force us to take back impacted products.

In the event that our products become susceptible to attacks by third parties that result in a decrease or compromise of the security of our customers’ operations, we will most likely be required to take back our products from existing customers and will lose sales and rentals from prospective customers. Although we have tested our products for security and our products have been tested by certain gaming regulators as part of the approval process, our products may be susceptible to schemes by third parties to defraud the properties where our products are used. Vulnerabilities in the security of our products will almost certainly reduce demand for these products. Our shufflers may become vulnerable to card counters or expert players, and the use of our shufflers may result in financial losses for our customers. The occurrence of any of these events would likely have a material adverse effect on our sales revenues.

Any conditions that adversely affect the gaming industry could also have a material adverse effect on demand for our products.

The success of our business depends solely on the gaming industry where revenues are sensitive to general economic conditions and generally rise or fall rapidly in relation to the condition of the overall economy. Although we cannot accurately estimate the economic impact of past or future terrorist attacks or current international conflicts at this time, the gaming industry has been in the past negatively affected by the reduction in air travel and tourism, and we expect that any significant decline in the economic health or growth of the gaming industry will reduce demand for our products.

We are unable to predict the future impact that extraordinary events, such as terrorism, the uncertainty of war and worldwide health concerns, may have on our business and operations.

Extraordinary events, such as terrorist attacks, acts of war or worldwide health concerns, may cause damage or disruption to our operations, which, in turn, could significantly impact our revenues, costs and expenses, and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, especially to the gaming industry, some of which have materially adversely affected our business, results of operations, and financial condition and may do so again in the future. In particular, the gaming industry had been affected by the downturn in the tourist industry as a result of the September 11, 2001 attacks. Because our business is directly tied to the gaming industry, the long-term effects from the September 11, 2001 attacks are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, other acts of war or hostility and concerns about the spread of certain diseases, including severe acute respiratory syndrome, or SARS, have created many economic and political uncertainties, which could materially adversely affect our business, results of operations and financial condition in ways that we currently cannot predict.

Supply interruption from our manufacturing facility in China could cause us to fail to supply customer orders on a timely basis.

We have centralized most phases of the manufacturing process for our products at our own facility in Xiaolan Town in Zhongshan City, China. We will be adversely impacted if there is an interruption in our ability to receive components or inventory from, or a material increase in labor costs in, China. Factors that may cause a supply interruption include political unrest, closure of ports, worldwide health concerns and other events beyond our control. In the event that our manufacturing operations in Xiaolan Town are interrupted, our ability to fill orders, ship such orders and realize the revenues therefrom could be adversely affected.

Our efforts to expand into international markets pose special risks that could adversely affect all of our business.

As a result of the opening of our manufacturing facility in China, we are currently operating in international markets, and we propose to further expand our international sales and operations. Engaging in business outside the United States will subject us to the customary risks of doing business in foreign countries. These risks include fluctuations in foreign currency exchange rates and controls, competitive disadvantages to established foreign businesses with significant current market share and business/customer relationships, nationalization and other economic, tax and regulatory policies of local governments and the possibility of trade embargoes, political instability or war or other hostility, as well as the laws and policies of the United Sates affecting foreign trade and investment. Any one or more of these factors could materially adversely affect our ability to conduct business outside the United States and therefore our business as whole.

Our reliance on distributors in international markets and our limited sales experience in foreign countries could cause us to lose sales and collections on such sales.

In general, substantially all sales of our products outside the United States are achieved through distributor relationships. We believe the distributors that we have engaged are experienced and reputable; however, if we are unable to manage these relationships, our ability to generate revenue and profits in the non-U.S. market may be adversely affected. To the extent that we engage in direct sales outside the United States, we have limited sales experience and history in foreign markets.

On January 21, 2005, we entered into an exclusive five-year agreement with TCS to market and distribute our shuffler products outside of the United States. However, if TCS is unable to place our shuffler products outside of the United States, our liquidity will be adversely affected.

Due to our management’s controlling interest in our common stock, our management has the power to control all matters submitted to our stockholders, which renders non-management stockholders’ efforts to effect substantial changes in our company more difficult.

As of February 28, 2005, our executive officers and members of our board beneficially own approximately 9,061,944 shares of common stock, or approximately 50.3% of the outstanding shares of our common stock, assuming exercise or conversion of all options, warrants and convertible debentures held by our executive officers and members of our board that are exercisable within 60 days of

February 28, 2005. Assuming the conversion of the Senior Notes into 3,636,353 shares, our executive officers and members of our board would beneficially own 41.8% of the outstanding shares of our common stock. Accordingly, these stockholders have the power to control all matters requiring approval by our stockholders, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership also has the effect of delaying, preventing or expediting, as the case may be, a change in control of our company.

The loss of our executive officers, significant employees or certain members of our management could adversely impact our operations.

Our success is substantially dependent upon the efforts and skills of Steven J. Blad, a member of our board, our Chief Executive Officer and President, Douglas H. Caszatt, our Acting Chief Financial Officer, Secretary and Controller and Mark Newburg, a member of our board. We have entered into employment agreements with Mr. Blad and other executive officers and significant employees. However, if we were to lose the services rendered by any of our executive officers or significant employees, key management, product development and sales functions could be adversely affected. In addition, we compete with other potential employers for employees, and we may not succeed in hiring and retaining the executives and other employees that we need. An inability to hire and retain quality employees could have a material adverse effect on our business, financial condition and results of operations.

We face extensive regulation from gaming and other government authorities.

The gaming industry is a highly regulated industry and is subject to numerous statutes, rules and regulations administered by the gaming commissions or similar regulatory authorities of each jurisdiction. Generally, companies that seek to introduce gaming products or concepts into such jurisdictions may be required to submit applications relating to their activities or products (including detailed background information concerning controlling persons within their organization), which are then reviewed for approval. In this regard, we have incurred and are likely to continue to incur significant expenses in seeking to obtain licenses for our gaming products, concepts and controlling persons within the company, and our products and controlling persons within the company may not be approved in all jurisdictions. The failure to obtain such approval in any jurisdiction in which we may seek to introduce our products or concepts could have a material adverse effect on our business. Due to recent adverse events with certain limited gaming jurisdictions, we may evaluate operational and other changes and new regulatory procedures to improve our regulatory relationships. In addition, any change to the applicable statutes, rules and regulations that restricts or prevents our ability to operate could have an adverse effect on us.

RISKS RELATED TO OUR INDUSTRY

We face intense competition from companies with longer operating histories, greater resources and more established brand names that could use such advantages to lower our market share and reduce our revenues.

There is significant competition in the shuffler market, where we compete with established companies and other entities, most of which possess substantially greater resources than we do. Almost all of the companies with which we compete in the shuffler market are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than we now have, or will have in the foreseeable future. It is also likely that other competitors will emerge in the near future. Other companies may develop products competitive to our SecureDrop® System. We may not be able to compete successfully with other established gaming product manufacturers. Our inability to compete successfully will likely result in loss of market share and lower revenues, or increases in operating costs, such as marketing costs.

Any person who is the beneficial owner of our common stock or with whom we have a material relationship that fails or refuses to apply for a finding of suitability, or that is found unsuitable for licensing, would be required to dispose of all of our stock.

Certain gaming regulatory agencies to which we are subject may investigate any beneficial holder of our voting securities (regardless of the numbers of shares owned), and any individual who has a material relationship or involvement with us, in order to determine whether such individual is suitable or should be licensed as a business associate of ours. In addition, the gaming authorities of various jurisdictions may require our officers, directors and certain key employees to be licensed or found suitable by these gaming authorities, which would require these officers, directors and key employees to submit detailed background information. Any person who fails or refuses to apply for a finding of suitability or a license after being ordered to do so by gaming regulatory agencies may be found unsuitable, and we could be subject to adverse regulatory action. In the event that the gaming authorities were to find an officer, director, key employee, stockholder, or any other individual that has a material relationship with us, unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that individual, and that individual would be required to dispose of all of our stock. This could result in the loss of key persons critical to our success or in significant selling pressure on our stock if such persons are required to dispose of shares of our common stock in an amount that exceeds typical trading volumes in our shares.

Our focus on products for the gaming industry subjects us to greater risk than we would have if we marketed our products to multiple industries.

We design and manufacture products and concepts solely for the gaming industry and depend almost exclusively on our ability to generate revenues from the rental or sale of our products to customers in the gaming industry. The economic health of the gaming industry, and, therefore, our revenues, are affected by a number of factors beyond our control, including:

•	general economic conditions, such as recession, inflation, business cycle fluctuations and interest rates;

•	levels of disposable income of gaming property patrons;

•	acts of terrorism and anti-terrorism efforts;

•	increased transportation costs resulting in decreased travel by gaming patrons;

•	changes or proposed changes in tax laws;

•	legal and regulatory issues affecting the development, operation and licensing of our gaming customers; and

•	competitive conditions in the gaming industry.

These factors may adversely impact the demand for our products and materially affect the revenues that we realize on the sale or placement of our products.

RISKS RELATED TO OUR COMMON STOCK

Our common stock is thinly traded, so our stockholders may have difficulty in trading large amounts of stock or may lose the total value of their investment.

There had been no trading market for our common stock until September 10, 2003, when our common stock became eligible for quotation on the OTC Bulletin Board. It was not until May 4, 2004, that our common stock began trading on AMEX. Due to the limited trading volume of our common stock, an active trading and/or a liquid market may be difficult to sustain. Moreover, in the event that we are unable to continue as a going concern and we are dissolved or otherwise terminated, you could lose your entire investment in our common stock. Investment in our common stock is at risk of complete loss if our operations are unsuccessful.

Investors seeking guaranteed dividend-paying investments should not invest in our common stock.

Our operations may not become profitable. If we become profitable, we intend to use any earnings that may be generated to finance the growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, stockholders may have to sell some or all of their common stock in order to generate cash flow from their investment. Stockholders may not realize a gain on their investment, and they may lose all or a significant amount of their investment when they sell their common stock.

If we are unable to generate sufficient revenue to provide the cash required to fund our operations in the future, we may be required to issue additional equity or convertible debt securities to provide our operations with additional working capital, which, in turn, will have the effect of diluting the relative ownership of our existing stockholders.

We have supplemented the cash deficit arising from our operations with the proceeds from the Senior Notes, and will, if necessary, continue to supplement with cash from private or public placements of debt or equity, institutional or other lending sources. Although we have also utilized convertible debt securities and warrants to raise capital in the past, we are limited under the terms and conditions of the Senior Notes to incur additional debt. The issuance of additional equity or convertible debt securities will have the effect of reducing the percentage ownership of our current stockholders. In addition, these equity or convertible debt securities may have additional rights, preferences or privileges to those of our common stock, such as registration rights and preferences in liquidation. In the event we are required to raise additional funds to support our operations, additional funds may not be available on terms favorable to our company, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations or otherwise continue as a going concern.

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

In addition to the number of shares registered on behalf of the Selling Stockholders and excluding the shares held by our executive officers and directors, as of February 28, 2005, we have approximately 9,530,970 shares of common stock that are either freely tradable pursuant to Rule 144(k) of the Securities Act of 1933, or the Securities Act, or have previously been registered by us through a registration statement filed with the SEC. As such, the future sale of a substantial number of shares of our common stock in market transactions, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Our board of directors may issue blank check preferred stock, which may affect the voting rights of our holders and could deter or delay an attempt to obtain control of us.

Our board of directors is authorized, without stockholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to our common stock with respect to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of deterring or delaying an attempt to obtain control of us.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which reflect our current view (as of the date such forward-looking statements are made) with respect to future events, our operations, prospects, projections, financial condition or economic performance. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify forward-looking statements, which speak only as of the date of the statement made. These forward-looking statements should be read with caution as they are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. Factors that could cause these differences include, but are not limited to, those described under “Risk Factors.” Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares by the Selling Stockholders. Although we have agreed to bear the expenses of the registration of the shares of common stock registered pursuant to this registration statement, we will not be responsible for any commissions and discounts of agents or broker-dealers and transfer taxes, if any, incurred by Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 3,636,353 shares of common stock by the stockholders named in the table below. All of the Selling Stockholders named below will acquire the shares of common stock that are the subject of this prospectus in private transactions from the conversion of the Senior Notes.

The following table sets forth certain information known to us regarding ownership of our issued and outstanding shares held by the Selling Stockholders, as of March 14, 2005, and as adjusted to reflect the sale of the shares offered hereby. The table assumes that all Selling Stockholders who hold a Senior Note or Notes exercise in full their one-time right to convert up to 50% of the outstanding principal amount of the Senior Notes. The table below also assumes that the Selling Stockholders sell all of the shares registered on their behalf pursuant to this prospectus, and neither dispose of nor acquire any additional shares. Since the Selling Stockholders may sell all, some or none of their shares, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

The beneficial ownership is calculated based on 17,199,558 shares of our common stock outstanding as of February 28, 2005 and, assuming the issuance of all 3,636,353 shares upon the conversion of the Senior Notes, 20,835,922 shares of common stock will be outstanding after the offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by such person. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by Selling Stockholders or based upon our actual knowledge.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering
			Number	%
1041 Partners, LP	15,151	15,151	0	*
Act Capital	45,454	45,454	0	*
Dennis L. Adams	15,151	15,151	0	*
Amir L. Ecker, IRA	40,727	22,727	18,000	*
Gus Blass II	303,030	303,030	0	*
Constance Blass O’Neill Trust #3	90,909	90,909	0	*
D. Gerald Bing Trust U/A 1/17/00	70,786	45,454	25,332	*
Elkhorn Partners, LP	75,757	75,757	0	*
Richard L. Fenimore	15,151	15,151	0	*
Frank Campbell IRA	30,303	30,303	0	*
Fred C. Applegate Trust U/A 10/8/92	212,121	212,121	0	*
Jerome Skochin, IRA	170,189	60,606	109,583	*
JMB Capital Partners, LP	68,181	68,181	0	*
LC Capital Master Fund Ltd.	1,557,169	984,848	572,321	2.70%
Louis Ferrero	60,606	60,606	0	*

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering
			Number	%
Anthony McDermott	106,060	106,060	0	*
Patricia McDermott	30,303	30,303	0	*
Periscope Partners LP	75,757	75,757	0	*
Pressure Technology Inc.	15,151	15,151	0	*
Dennis J. Ryan	15,151	15,151	0	*
Triage Capital Management B, LP1	417,717	128,029	289,688	1.38%
Triage Capital Management LP1	274,328	98,484	175,844	*
Triage Offshore Fund Ltd.[1]	1,458,384	1,061,363	397,021	1.89%
Virtus Capital LP	30,303	30,303	0	*
Carolyn Wittenbraker	36,303	30,303	6,000	*

Total	5,230,142	3,636,353	1,593,789

*	Denotes less than 1%
[1]	On March 9, 2005, Leonid Frenkel, Triage Capital LF Group, LLC and Triage Offshore Fund, Ltd. filed a Schedule 13G/A disclosing their beneficial ownership of our common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered for sale by this prospectus on behalf of the Selling Stockholders. As used in this section, “Selling Stockholders” include donees, pledgees, distributees, transferees or other successors-in-interest, including, without limitation, their respective affiliates and limited or general partners, all of which are referred to as a group below as transferees. Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

We will pay all reasonable costs, expenses and fees directly related to the registration of the shares with the SEC. Selling Stockholders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, including their attorneys’ fees, if any, associated with the sale of the shares of common stock by them. Shares of common stock may be sold by Selling Stockholders, from time to time, in one or more types of transactions (which may include block transactions) on AMEX or on any other market on which our common stock may, from time to time, be trading, in the over-the-counter market, in privately-negotiated transactions, through put or call options transactions relating to the shares, through short sales of such shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, fixed prices, varying prices determined at the time of sale or at negotiated prices.

Selling Stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. Such transactions may, or may not, involve brokers or dealers. To the best of our knowledge, Selling Stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock offered by this prospectus; however, Selling Stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

Selling Stockholders may effect such transactions by selling shares of common stock directly to purchasers or through broker-dealers, which may act as agents or principals, or other agents. Such broker-dealers or other agents may receive compensation in the form of discounts, concessions, or commissions from Selling Stockholders and/or the purchasers of shares of common stock for whom such broker-dealers or other agents may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer or other agent might be in excess of customary commissions). Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any part of the shares offered hereby will be sold by Selling Stockholders.

Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions with respect to the shares. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. Selling Stockholders may also loan or pledge the shares to a financial institution or a broker-dealer, and the financial institution or the broker-dealer may sell the shares loaned, or, upon a default, the financial institution or the broker-dealer may affect sales of the pledged shares. Selling Stockholders and any brokers, dealers or agents that participate in connection with the sale of shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by such brokers, dealers or agents and any profit on the resale of the shares sold by them, while acting as principals, might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. We will inform Selling Stockholders that the anti-manipulation rules under the Securities Exchange Act (Regulation M – Rule 102) may apply to sales in the market and will furnish Selling Stockholders upon request with a copy of these rules. We will also inform Selling Stockholders of the need for delivery of copies of this prospectus.

Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

To comply with the securities laws of certain jurisdictions, the shares of common stock offered by this prospectus may need to be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

As part of the registration of the shares of common stock offered for sale by this prospectus on behalf of Selling Stockholders, we agreed to indemnify and hold harmless Selling Stockholders and their respective officers, directors, employees and affiliates against any losses, claims, damages, liabilities, joint or several, to which such parties may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading. We are not obligated to indemnify and hold harmless Selling Stockholders if such untrue statement or omission is made in such registration statement, prospectus, preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to us by Selling Stockholders expressly for use therein.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus has been passed upon for us by Kummer Kaempfer Bonner & Renshaw, 3800 Howard Hughes Parkway, Seventh Floor, Las Vegas, Nevada, 89109.

EXPERTS

Our financial statements appearing in our Annual Report on Form 10-KSB for the year ended December 31, 2003, were filed with the SEC on March 30, 2004. In our Annual Report, our financial statements have been audited by Piercy Bowler Taylor & Kern, Certified Public Accountants, Las Vegas, Nevada for the year ended December 31, 2003 and by James E. Scheifley, Certified Public Accountant, Dillon, Colorado, for the year ended December 31, 2002. These financial statements are incorporated herein by reference in reliance upon the reports of Piercy Bowler Taylor & Kern and James E. Scheifley pertaining to such financial statements and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http://www.sec.gov.”

Our internet address is www.vendingdata.com. Information contained on our website or linked to our website is not a part of this prospectus.

SEC’S POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than the portions thereof deemed to be furnished to the SEC pursuant to Item 9 or Item 12) until we terminate the offering of these shares:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, which was filed on March 30, 2004;

•	Our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003, which was filed on April 28, 2004;

•	Our Schedule 14A/Proxy Statement for our 2004 Annual Meeting of Stockholders, which was filed on September 7, 2004;

•	Our Quarterly Reports on Form 10-QSB, which were filed on May 17, 2004, August 12, 2004 and November 15, 2004;

•	Our Current Reports on Form 8-K, which were filed on February 18, 2004, February 19, 2004, March 26, 2004, May 10, 2004, May 14, 2004, May 27, 2004, August 9, 2004, September 22, 2004, September 24, 2004, October 25, 2004, October 26, 2004, November 15, 2004, December 1, 2004, December 7, 2004, December 9, 2004, December 20, 2004, January 11, 2005, February 15, 2005, March 4, 2005, March 15, 2005 and March 16, 2005;

•	The description of our common stock in our Form 8-A12B, which was filed on April 29, 2004, and any amendments or reports filed for the purpose of updating this description; and

•	All documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the Selling Stockholders sell all of the securities offered by this prospectus.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to our various filings made with the SEC.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Request should be made to us at VendingData Corporation, 6830 Spencer Street, Las Vegas, Nevada 89119, Attention: Investor Relations, or by telephone at (702) 733-7195.

3,636,353 SHARES OF COMMON STOCK

PROSPECTUS

                        , 2005

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the securities being registered, all of which will be borne by us, are set forth in the following itemized table:

SEC Registration Fee	$856
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	10,000
Blue Sky Fees and Expenses	10,000
Miscellaneous Fees and Expenses	5,000

Total	$45,856

All amounts are estimated except the SEC registration fee.

Item 15. Indemnification of Officers and Directors

Pursuant to the provisions of Section 78.7502 of the Nevada Revised Statutes (the “NRS”), every Nevada corporation has authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause or belief his conduct was unlawful.

Pursuant to the provisions of Section 78.7502, every Nevada corporation also has the authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made, however, for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent any person referred to in the two immediately preceding paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding, the NRS provides that such person must be indemnified by the corporation against expenses including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

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Section 78.751 of the NRS requires the corporation to obtain a determination that any discretionary indemnification is proper under the circumstances. Such a determination must be made by the corporation’s stockholders; its board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or under certain circumstances, by independent legal counsel. Our bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent provided by the NRS.

In addition, Section 78.138.7 of the NRS provides that directors and officers are not personally liable to the corporation, its stockholders, or its creditors for any damages resulting from their breach of fiduciary duties unless it is proven that the act or omission constituted a breach of fiduciary duty and the breach involved intentional misconduct, fraud or a knowing violation of law.

In June 2003, July 2003, April 2003 and February 2005, we executed indemnification agreements with our board members, executive officers and significant employees confirming that we would hold harmless and indemnify our officers, directors and key employees to the fullest extent authorized or permitted under the NRS.

Item 16. Exhibits

The exhibits to this registration statement are listed below in the Exhibit Index.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 % change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

provided, however, the registrant does not need to give the statements in Paragraphs (1)(i) and (1)(ii) of this Item if the registration statement is on Form S-3 or S-8, and the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

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(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) That, for purposes of determining any liability under the Securities Act, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Clark, State of Nevada, on March 17, 2005.

VENDINGDATA CORPORATION

By:	/s/ Steven J. Blad
Steven J. Blad
Its:	Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Douglas H. Caszatt and Mark Newburg, and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC granting unto said attorneys-in-fact and agents, and each of them singly, the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Steven J. Blad	Chief Executive Officer, President and Director (Principal Executive Officer)	March 17, 2005
Steven J. Blad

/s/ Douglas H. Caszatt	Acting Chief Financial Officer, Secretary and Controller (Principal Financial and Accounting Officer)	March 17, 2005
Douglas H. Caszatt

/s/ James E. Crabbe	Chairman of the Board	March 17, 2005
James E. Crabbe

/s/ Ronald O. Keil	Director	March 17, 2005
Ronald O. Keil

/s/ Bob L. Smith	Director	March 17, 2005
Bob L. Smith

/s/ Mark Newburg	Director	March 17, 2005
Mark Newburg

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EXHIBIT INDEX

Exhibit No.	Description	Page
5.1	Opinion of Kummer Kaempfer Bonner & Renshaw	*

23.1	Consent of James E. Scheifley, Certified Public Accountant	*

23.2	Consent of Piercy Bowler Taylor & Kern, Certified Public Accountants	*

23.3	Consent of Kummer Kaempfer Bonner & Renshaw (included in Exhibit 5.1)	—

24.1	Power of Attorney (included on signature page to this Registration Statement)	—

*	= Filed herewith.

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